04030541

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

Date	May 18, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated May 18, 2004:

VNU TO EXPLORE STRATEGIC OPTIONS FOR ITS WORLD DIRECTORIES GROUP

With kind regards,
VNU bv

Rob de Meel
SVP

dw 6/10

Press release

Date May 18, 2004

VNU TO EXPLORE STRATEGIC OPTIONS FOR ITS WORLD DIRECTORIES GROUP

Haarlem, The Netherlands – VNU, a leading global information and media company, today announced that it plans to explore strategic options for its Directories group, including a possible sale of the business, so that it can concentrate on its core marketing, media measurement and business information activities.

VNU World Directories, employing approximately 2,200 people, produces telephone and Yellow-Pages directories in print, on-line and mobile formats.
The group is market leader in each of the seven countries - Belgium, The Netherlands, Ireland, Portugal, Romania, Puerto Rico and South Africa - where it does business. Producing 125 directories with a circulation of over 40 million copies, VNU World Directories is well known for its leading brandnames such as Golden Pages, Gouden Gids, Pages d'Or, Páginas Amarelas and Pagini Aurii.
In 2003, the group generated EUR 492 million in revenues and EUR 211 million in operating income.

"The Directories group has played an important role in the growth and success of VNU. For the past six years, it has provided stability and generated strong cash flow, as we transformed VNU into a leading global information and media company," said Rob van den Bergh, Chairman and CEO of VNU. "We now believe it is time to focus on our high-growth core marketing, media measurement and business information activities".

VNU intends to use at least half of the proceeds of any divestiture to repay debt, and thus significantly strengthen its balance sheet. The remainder will be used to invest in its core marketing, media measurement and business information activities.

VNU has retained Credit Suisse First Boston and Goldman Sachs to help it explore strategic alternatives for its Directories group.

Note
VNU will host an interactive conference call today, May 18th at 09:30 AM CET (8:30 AM UK time) to review today's announcement.
The call will be hosted by Rob van den Bergh, Chairman and CEO of VNU and Frans Cremers, CFO of VNU. The call will include a brief presentation reviewing today's announcement, which will be followed by a Q&A session. In addition, the call will be accompanied by a simultaneous live audio webcast on VNU's website (www.vnu.com). This audio webcast will also be available on VNU's website after the conclusion of the call.

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

You may access the call via:

European Dial in:
+44 (0)207 019 9509 or +44 (0)800 901 2160

European Replay:
+44 (0)207 984 7578 or +44 (0)800 559 3271
Replay Passcode: 749090

US Replay:
+1 718 354 1112 or +1 866 239 0765
Replay Passcode: 749090

The telephone replay will be available for two days following the conclusion of the call.

VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00